Exhibit 99.9

PRESS RELEASE

Extraordinary General Meeting of Skanditek Industriförvaltning AB (publ)

At the Extraordinary General Meeting of Skanditek Industriförvaltning AB (publ) on 1 December 2009, it was resolved to approve the merger plan regarding the merger between Skanditek och Bure Equity AB (“Bure”), dated 13 October 2009. The merger plan has been registered with the Swedish Companies Registration Office (“Bolagsverket”) on 19 October 2009 and was published in the Official Swedish Gazette on 21 October 2009.

According to the merger plan, the merger shall be undertaken by way of absorption, with Bure as the absorbing company and Skanditek as the transferring company. The exchange ratio for the merger consideration has been determined in such way that each share in Skanditek shall be exchanged for 0.75 shares in Bure.

Registration of the merger with Bolagsverket, which is expected to take place in January 2010 at the earliest, will result in the dissolution of Skanditek, whereby all of Skanditek’s assets and liabilities will be transferred to Bure. Settlement of the merger consideration is expected to take place following Bolagsverket’s registration of the merger.

Stockholm, 1 December 2009

SKANDITEK INDUSTRIFÖRVALTNING AB (publ)

For further information, contact:

Andreas Berglin, CFO

Telephone +46 (0)8-614 00 20, e-mail andreas.berglin@skanditek.se

Skanditek is an industrial holding company with investments primarily in Swedish companies. The business concept is to generate sustainable and healthy value growth by means of industrial management of operational companies. The portfolio comprises ten investments in the electronics, bio/medical technology and services sectors. The portfolio companies are Bure Equity, AcadeMedia, Micronic, PartnerTech, Vitrolife, CMA Microdialysis, Theducation, The Chimney Pot, H.Lundén and Aptilo. Skanditek is listed on NASDAQ OMX Stockholm, Mid Cap.

The information contained in this press release is such that Skanditek is obligated to publish in accordance with the Securities Exchange and Clearing Operations Act and the Financial Instruments Trading Act. The information was submitted for publication on 1 December 2009 at 13:30 CET.

Skanditek Industriförvaltning AB (publ)

Nybrogatan 6 • SE-114 34 Stockholm • Corp. Reg. No. 556235-4141

Telephone +46 (0)8-614 00 20 • Fax +46 (0)8-614 00 38 • info@skanditek.se • www.skanditek.se